UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________
SCHEDULE TO
(Rule 13e-4)
(Amendment No.2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CASTLIGHT HEALTH, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Class A Common Stock, par value $0.0001 per share
Options to Purchase Class B Common Stock, par value $0.0001 per share
(Title of Class of Securities)

14862Q 100
(CUSIP Number of Class B Common Stock Underlying Class of Securities)

John C. Doyle
Chief Financial Officer and Chief Operating Officer
Castlight Health, Inc.
Two Rincon Center
121 Spear Street, Suite 300
San Francisco, CA 94105
(415) 829-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)
__________________________________________________

Copy to:
Jennifer Chaloemtiarana, Esq.	Matthew S. Rossiter, Esq.
Castlight Health, Inc.	Robert A. Freedman, Esq.
Two Rincon Center	Fenwick & West LLP
121 Spear Street, Suite 300	Silicon Valley Center
San Francisco, CA 94105	801 California Street
(415) 829-1400	Mountain View, CA 94041
(650) 988-8500

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$3,551,488	$357.63

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 853,313 shares of the Class A common stock and 2,027,700 shares of the Class B common stock of Castlight Health, Inc. having an aggregate value of $3,551,488 will be exchanged for new options to purchase shares of Class B common stock of Castlight Health, Inc. and canceled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model as of January 7, 2016.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per $1,000,000 of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $357.63	Filing Party: Castlight Health, Inc.

Form or Registration No.: 005-88076	Date Filed: January 12, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.
☑ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 to Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on January 12, 2016, as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on January 28, 2016, relating to an offer (the “Offer”) by Castlight Health, Inc. (the “Company”) to certain of its employees to exchange certain outstanding options to purchase shares of its Class A common stock and options to purchase Class B common stock granted under the Castlight Health, Inc. 2014 Equity Incentive Plan or the Castlight Health, Inc. 2008 Stock Incentive Plan as described in the Offer to Exchange Certain Outstanding Option Awards for New Option Awards, originally dated January 12, 2016, and amended and restated as of January 28, 2016 (the “Offering Memorandum”). This Amendment No. 2 reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended and supplemented hereby, all terms of the Offer and the Offering Memorandum and all disclosures set forth in the Schedule TO and the amendment and exhibits thereto remain unchanged.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:

The Offer expired at 11:59 p.m., Eastern Time (8:59 p.m., Pacific Time), on Wednesday, February 24, 2016. Pursuant to the Offer and in accordance with the terms and conditions of the Offer, “Eligible Option Awards” (as defined in the Offering Memorandum) to purchase an aggregate of 737,896 shares of the Company's Class A common stock and 1,947,500 shares of the Company's Class B common stock were validly tendered and not withdrawn, representing approximately 93.21% of the total shares subject to Eligible Option Awards, and the Company has accepted for cancellation all such Eligible Option Awards. On Wednesday, February 24, 2016, the Company granted to each Eligible Employee (as defined in the Offering Memorandum) who validly tendered an Eligible Option Award a “New Option Award” (as defined in the Offering Memorandum) to purchase one share of Class B common stock for each share subject to such Eligible Option Award pursuant to the terms of the Castlight Health, Inc. 2014 Equity Incentive Plan. The Company issued New Option Awards to purchase an aggregate of 2,685,396 shares of the Company's Class B common stock for the Eligible Option Awards tendered in the Offer. The exercise price per share of the New Option Awards was $2.99, the closing price of the Company’s Class B common stock as reported on the New York Stock Exchange on February 24, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No.2 to Schedule TO is true, complete and correct.

Dated: February 26, 2016

CASTLIGHT HEALTH, Inc.

By:	/s/ John C. Doyle
Name:	John C. Doyle
Title:	Chief Financial Officer & Chief Operating Officer